SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

REDIFF.COM INDIA LIMITED
________________________________________________________
(Name of Issuer)

American Depository Shares,
each ADS representing one-half of one Equity Share, Rs. 5 par value
________________________________________________________
(Title of Class of Securities)

757479100
________________________________________________________
(CUSIP Number)

Diwan Arun Nanda
Row House No. 11, Grand Paradi
572 Dadyseth Hill
August Kranti Marg,
Mumbai 400 036, India
________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 2, 2003
________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /.

Note. Schedule filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 757479100	13D	Page 2 of 6

1	NAME OF REPORTING PERSON Diwan Arun Nanda I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,244,740 Equity Shares SHARED VOTING POWER 2,200,002 Equity Shares SOLE DISPOSITIVE POWER 1,244,740 Equity Shares SHARED DISPOSITIVE POWER 2,200,002 Equity Shares

CUSIP NO. 757479100	13D	Page 3 of 6

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,444,742 Equity Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 757479100	13D	Page 4 of 6

Item 1.      Security and Issuer.

The securities that are the subject of this Schedule are the American Depository Shares, each representing one-half of one Equity Share, Rs. 5 par value, of REDIFF.COM INDIA LIMITED ("Rediff"). Rediff's principal executive offices are located at Mahalaxmi Engineering Estate, 1st Floor, L. J. First Cross Road, Mahim (West), Mumbai 400 016, India.

Mr. Diwan Arun Nanda is filing this Schedule by virtue of his deemed beneficial ownership of at least 25% of the outstanding Equity Shares of Rediff.

Item 2.     Identity and Background.

(a)	The name of the person filing this Schedule is Mr. Diwan Arun Nanda.

(b)	The business address of Mr. Nanda is DGP House, Ground Floor, 88C Old Prabhadevi Road, Mumbai 400 025, India.

(c)	Mr. Nanda is the Chairman and Managing Director of Rediffusion-- Dentsu Young & Rubicam Private Limited.

(d and e)

During the last five years, Mr. Nanada has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f)	Mr. Nanda is a citizen of the Republic of India.

Item 3.      Source and Amount of Funds or Other Consideration.

The table below details the Equity Shares of Rediff acquired by Mr. Nanda:

Date	# of Equity Shares	Amount of Funds	Nature of Ownership
June 2, 2003	144,540	$93,951[1]	Direct

____________________________
1The consideration paid for the Equity Shares acquired by Mr. Nanda was 4,532,774 Indian Rupees, or $93,951 based upon the exchange rate of Rs. 48.25 = US$1 as of the date of the acquisition.

CUSIP NO. 757479100	13D	Page 5 of 6

Item 4.      Purpose of Transaction.

         The Equity Shares were acquired by Mr. Nanda for investment purposes.

Item 5.      Interest in Securities of the Issuer.

(a)

Mr. Nanda may be deemed to be the beneficial owner of an aggregate of 3,444,742 Equity Shares (which are the subject of this report) of Rediff, constituting 26.9% percent of the outstanding Equity Shares of Rediff based upon 12,795,200 Equity Shares outstanding as set fourth in the Company's Quarterly Report on Form 6-K dated December 31, 2002, Commission File No. 333-37376.

(b)

Mr. Balakrishnan may be deemed to be the beneficial owner of 1,244,740 Equity Shares of Rediff.

Mr. Nanda, by virtue of his position as a director as well as being a 50% stockholder, of Redifussion Holdings Private Limited, may be deemed to be the beneficial owner of 2,200,002 Equity Shares of Rediff, with respect to which he holds the shared power to vote and the shared power to dispose of or to direct the disposition.

(c)	There was one (1) transaction as follows:

Mr. Nanda purchased 144,540 Equity Shares for an aggregate purchase price of $93,951 in a privately negotiated transaction on June 2, 2003.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship With respect to Securities of the Issuer. None.

Item 7.	Materials to be Filed as Exhibits. None.

CUSIP NO. 757479100	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

DATED: June 3, 2003

/s/Diwan Arun Nanda Diwan Arun Nanda